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                               August 27, 2021

       Patrick Orlando
       Chairman and CEO
       Digital World Acquisition Corp.
       78 SW 7th Street
       Miami, FL 33130

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 20,
2021
                                                            File No. 333-256472

       Dear Mr. Orlando:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to S-1 filed August 20, 2021

       Risk Factors
       Our anchor investors have provided indications of interest to purchase up to 91.3% of the units sold in this offering, page 56

   1. We note your revised disclosure that the allocations to the anchor investors will be determined by the
underwriters. We also note your new risk factor disclosure that in the event that your units
are concentrated in a limited number of anchor investors, you may not be able to meet the
public distribution requirement, among others, of the Nasdaq initial listing
standards. Please revise to clarify whether the allocation by the underwriters will be subject to
satisfying Nasdaq initial listing requirements, including the minimum number of round lot
holders. We may have additional comments.
 Patrick Orlando
Digital World Acquisition Corp.
August 27, 2021
Page 2
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2. We note the second paragraph of the audit report refers to working capital deficit as of June 30, 2021. We also note the financial statements and notes to financial statements for the period ended June 30, 2021 are not labeled as unaudited. However, the audit opinion does not cover the financial statements for the period ended June 30, 2021. Please clarify and revise to provide an audit report consistent with the audited financial statements included in filing.
       You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNamePatrick Orlando
                                                           Division of
Corporation Finance
Comapany NameDigital World Acquisition Corp.
                                                           Office of Energy &
Transportation
August 27, 2021 Page 2
cc:       Wei Wang
FirstName LastName